0-28038

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated April 23, 2002

Swedish Match AB
(Translation of Registrant's Name Into English)

P.E.
4-23-02

Rosenlundsgatan 36
S-118 85 Stockholm, Sweden
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosure: Swedish Match - Interim Report January - March 2002

SWEDISH MATCH

Interim Report
January – March 2002

- **Sales increased 8 percent to 3,317 MSEK (3,069)**
- **Operating income increased 23 percent to 605 MSEK (491)**
- **Income before taxes increased 20 percent to 534 MSEK (445)**
- **EBITDA increased 20 percent to 776 (647)**
- **EPS increased 28 percent to 1.02 SEK (0.80)**
- **EPS, excluding amortization, increased to 1.22 SEK (0.98)**
- **Total shares outstanding as of March 31, 2002 was 350.0 million (362.9)**

Sales for the first three months increased by 8 percent, to 3,317 MSEK (3,069). Higher currency rates have affected sales positively by 2 percentage points. Organic growth amounted to 6 percent. Sales and operating income increased for smokeless products (snuff and chewing tobacco) as well as cigars and matches.

Operating income grew by 23 percent to 605 MSEK (491), with the significantly stronger performance versus sales primarily attributable to improved margins in cigars and smokeless tobacco, due to volume increases in snuff and somewhat lower marketing spending during the quarter, along with improved pricing in some markets.

Net financial expenses increased to -71 MSEK (-46). Net interest expense improved to -64 MSEK (-67).

EPS increased 28 percent to 1.02 SEK (0.80). EPS, excluding amortization on intangibles, increased to 1.22 SEK (0.98) or 24 percent.

The Board of Directors is proposing to the Annual General Meeting of shareholders an increase of the annual dividend to 1.45 SEK per share (1.35). In addition, a prolonging of the mandate to repurchase up to 10 percent of the total amount of outstanding shares is proposed. The share capital is proposed to be reduced through cancellation of 10 million previously repurchased shares.

Summary of Consolidated Income Statement

	January – March		Full year
MSEK	2002	2001	2001
Sales	**3,317**	**3,069**	**13,635**
Operating income excluding items affecting comparability	**605**	**491**	**2,193**
Net income for the period	361	297	1,228

Sales by product area

MSEK	January - March 2002	January - March 2001	Change %	12 months ended March 31, 2002	Full year 2001	Change %
Snuff	672	528	27	2,601	2,457	6
Chewing Tobacco	344	314	10	1,407	1,377	2
Cigars	778	750	4	3,509	3,481	1
Pipe Tobacco & Accessories	190	205	-7	918	933	-2
Matches	460	425	8	1,725	1,690	2
Lighters	186	220	-15	775	809	-4
Other operations	687	627	10	2,948	2,888	2
Total	**3,317**	**3,069**	**8**	**13,883**	**13,635**	**2**

Operating income and Operating margin by product area

	Operating income, MSEK				Operating margin, %			
	January - March		Apr 01 - Mar 02	Full year	January - March		Apr 01 - Mar 02	Full year
	2002	2001		2001	2002	2001		2001
Snuff	290	214	1 026	950	43.2	40.5	39.4	38.7
Chewing Tobacco	106	89	389	372	30.8	28.3	27.6	27.0
Cigars	122	101	521	500	15.7	13.5	14.8	14.4
Pipe Tobacco & Accessories	42	59	219	236	22.1	28.8	23.9	25.3
Matches	65	44	204	183	14.1	10.4	11.8	10.8
Lighters	20	25	96	101	10.8	11.4	12.4	12.5
Other operations	(40)	(41)	(148)	(149)				
Subtotal	**606**	**491**	**2 307**	**2 193**	**18.2**	**16.0**	**16.6**	**16.1**
Items affecting comparability	-	-	(80)	(80)	-	-	-	-
Total	**606**	**491**	**2 227**	**2 113**	**18.2**	**16.0**	**16.0**	**15.5**

Smokeless Tobacco

Swedish Match has a broad presence in smokeless tobacco (Snuff and Chewing Tobacco), with significant positions in the Nordic countries, the US, and South Africa. The main organic growth is within the snuff operations in North America and North Europe.

Snuff

Swedish Match is the only global producer of snuff, and has a leading position on the Nordic snuff market and in South Africa. In the US, the Company has the largest share of the fast-growing value price segment. The biggest brands are General, Catch, and Ettan in Sweden, Timber Wolf in the US and Taxi in South Africa. Sales for the first three months amounted to 672 MSEK (528), an increase of 27 percent.

Sales improved in both major markets. In North Europe, volume grew by 10 percent, and in the US, volume grew by 15 percent, measured in number of cans. Swedish Match continued to improve its market position in the growing US market. Year-to-date market share in the US increased to 9.0 percent, compared with 8.1 percent a year ago. Operating income improved significantly, reaching 290 MSEK

(214), up 36 percent due to improved volume and somewhat lower marketing spending. Also pricing and mix changes positively affected the result.

In Sweden, the cancer warning text has been removed from snuff cans.

Chewing Tobacco

Chewing tobacco is sold primarily in the North American market. Major brands are Red Man and Southern Pride. Swedish Match is the leading producer of chewing tobacco in the US. The chewing tobacco segment is characterised by annual volume declines averaging 4 - 5 percent per year.

Sales increased 10 percent during the first three months, to 344 MSEK (314). Operating income increased 19 percent, to 106 MSEK (89). Sales and operating income improvement are a result of price increases, positive currency effects, and somewhat lower expenses.

Cigars and Pipe Tobacco

Swedish Match is one of the world's largest producers of cigars and pipe tobacco with a broad presence globally. Growth opportunities are mainly within cigars.

Cigars

Swedish Match is one of the largest producers of cigars and cigarillos in the world and is the second biggest in sales value. The main markets are North America and West Europe. These two markets together make up about 75 percent of the world market for cigars. Swedish Match offers a full range of products worldwide, with both premium and machine made cigars. Major brands are Macanudo, Garcia y Vega, La Gloria Cubana, La Paz, Justus van Maurik, and Wings.

Sales for the first quarter amounted to 778 MSEK (750), an increase of 4 percent due to a positive currency impact. Sales of premium cigars for the year showed somewhat lower volume versus last year.

Operating income for the first three months reached 122 MSEK (101), an increase of 21 percent.

Pipe Tobacco and Accessories

Swedish Match is one of the largest producers of pipe tobacco in the world and the products are marketed worldwide. Major brands include Borkum Riff, Half and Half, and Boxer. The main markets for pipe tobacco are North America and West Europe. The Company also has a significant presence in South Africa.

Sales for the first quarter amounted to 190 MSEK (205), a decrease of 7 percent. Operating income declined to 42 MSEK (59). Sales and operating income was negatively impacted by a significant decline in the value of the South African Rand versus the year-ago period.

Lights

Swedish Match produces and markets matches and lighters globally. These products are sold in over 140 countries.

Matches

Swedish Match is number one in the world market for matches. The brands are mostly local, and have leading positions in their home countries. Major brands include Swan, Solstickan, Three Stars, and Red Heads.

Sales for the first quarter amounted to 460 MSEK (425), an increase of 8 percent. Operating income grew 48 percent to 65 MSEK (44), as a result of strong sales growth in some overseas markets. Sales in Europe declined slightly. Operating margin increased to an exceptionally strong 14.1 percent during the first quarter versus 10.4 percent same period last year.

Lighters

Swedish Match is the third largest producer of disposable lighters in the world and the main brand is Cricket.

Swedish Match sales for the first quarter were 186 MSEK (220) and operating income was 20 MSEK (25). Operating margin for lighters was 10.8 percent (11.4).

Other Operations

Other operations include, among other things, the distribution of tobacco products on the Swedish market, sales of advertising products, as well as corporate overheads and costs for business development. For the first quarter, net expenses for other operations were 40 MSEK (-41).

Financing and net financial expense

At the end of the first quarter, the Group had a net debt of 4,107 MSEK, as compared with a net debt of 4,410 MSEK on December 31, 2001.

Cash and bank balances, including short term investments, amounted to 1,992 MSEK at the end of the period, compared with 1,606 MSEK at the beginning of the year.

Net interest expense for the first quarter amounted to -64 MSEK (-67). Other financial items, net, amounted to -7 MSEK (21).

Taxes

Total tax for the first three months amounted to 171 MSEK (143) corresponding to 32 percent of income before taxes.

Earnings per share

Earnings per share for the first three months amounted to 1.02 (0.80), an increase by 28 percent. Earnings per share excluding amortization of intangible assets amounted to 1.22 SEK (0.98), an increase of 24 percent.

The Board of Directors have agreed to propose at the annual shareholders' meeting to distribute a dividend of 1.45 SEK per share (1.35) or 508 MSEK (490) in total.

Capital expenditure, depreciation and amortization

The Group's direct investments in tangible fixed assets amounted to 167 MSEK (132). Among the major investments is the investment in a new snuff factory outside Gothenburg, Sweden. Total depreciation and amortization amounted to 171 MSEK (156), of which depreciation on tangible assets amounted to 88 MSEK (76) and amortization of intangibles amounted to 83 MSEK (80).

Tobacco tax

During the past 12 months, total tobacco tax and value-added tax on tobacco tax paid by Swedish Match in Sweden amounted to 10,046 MSEK (9,739).

Average number of Group employees

The average number of employees in the Group during the 12 month period ending March 31 was 14,295 compared with 14,343 for the full year 2001.

Share structure

During the first quarter no shares have been repurchased. Swedish Match holds 21,596,000 shares in its treasury, corresponding to 5.8 percent of the total amount of shares. The number of shares outstanding, net after repurchase, as per March 31, 2002 amounts to 350,000,181.

At the Annual General Meeting the Board of Directors suggests reduction of share capital with 24 MSEK through cancellation of 10,000,000 shares with transfer to unrestricted reserve. The Board of Directors also proposes renewed authorization to acquire a maximum of 10 percent of all shares in the company.

Accounting principles

This interim report has been prepared in accordance with the recommendation RR 20 Interim Reports from the Swedish Financial Accounting Standards Council.

Additional information

This report has not been reviewed by the company's auditors. The interim report for the first six months of 2002 will be released July 24.

Stockholm, April 23, 2002

Lennart Sundén
President and Chief Executive Officer

Key data

	January - March 2002	2001	12 months ended Mar 31, 2002	Full year 2001
Operating margin, %	18.2	16.0	16.6	16.1
Operating capital, MSEK	11,336	11,436	11,127	11,227
Return on operating capital, %			21.2	20.8
Return on shareholders' equity, %			28.3	28.3
Net debt, MSEK	4,107	3,859	4,658	4,410
Net debt/equity ratio, %	80.4	72.4	80.4	90.5
Equity/assets ratio, %	30.6	31.8	30.6	29.3
Investments in tangible assets, MSEK	167	132	669	633
EBITDA, MSEK	776	647	2,992	2,863
Average number of employees	14,295	14,480	14,158	14,343
Earnings per share				
Basic, SEK	1.03	0.80	3.63	3.40
Diluted, SEK	1.02	0.80	3.60	3.38
Before items affecting comparability, SEK	1.02	0.80	3.74	3.52
Diluted, excluding amortization and items affecting comparability, SEK	1.22	0.98	4.54	4.30
Shareholders' equity per share, SEK	12.45	12.78	11.40	11.73
No of shares outstanding at end of period	350,000,181	362,921,604	350,000,181	350,000,181
Average No of shares outstanding	350,000,181	373,046,147	356,726,471	361,506,184
Average No of shares outstanding fully diluted	352,261,312	373,826,689	358,553,839	363,016,335

Consolidated Income Statement in summary

MSEK	January - March 2002	2001	Change %	12 months ended Mar 31, 2002	Full year 2001	Change %
Sales, including tobacco tax	5,225	4,946	6	22,707	22,428	1
Less tobacco tax	(1,908)	(1,877)	2	(8,824)	(8,793)	0
Sales	**3,317**	**3,069**	**8**	**13,883**	**13,635**	**2**
Cost of goods sold	(1,765)	(1,738)	2	(7,654)	(7,627)	0
Gross profit	**1,552**	**1,331**	**17**	**6,229**	**6,008**	**4**
Sales and administrative expenses	(869)	(772)	13	(3,599)	(3,502)	3
Amortization, intangible assets	(83)	(80)	4	(344)	(341)	1
Shares in earnings of associated co.	5	12		21	28	
	605	**491**	**23**	**2,307**	**2,193**	**5**
Items affecting comparability	-	-		(80)	(80)	
Operating income	**605**	**491**	**23**	**2,227**	**2,113**	**5**
Net interest expense	(64)	(67)		(283)	(286)	
Other financial items, net	(7)	21		(15)	13	
Net financial items	(71)	(46)	54	(298)	(273)	9
Income before taxes and minority interests	**534**	**445**	**20**	**1,929**	**1,840**	**5**
Taxes	(171)	(143)		(617)	(589)	
Minority interests	(2)	(5)		(20)	(23)	

Net income for the period	**361**	**297**	**22**	**1,292**	**1,228**	**5**
Earnings per share, basic	1.03	0.80		3.63	3.40	
Earnings per share, diluted	1.02	0.80		3.60	3.38	

Consolidated Balance Sheet in summary

MSEK

	Mar 31, 2002	Dec 31, 2001
Intangible fixed assets	4,626	4,769
Tangible fixed assets	2,972	2,970
Financial fixed assets	673	691
Current operating assets	6,447	6,587
Liquid Funds	1,992	1,606
Total assets	**16,710**	**16,623**
Shareholders' equity	4,359	4,105
Minority interests	750	767
Provisions	2,261	2,311
Long-term loans	5,468	5,072
Other long-term liabilities	91	78
Short-term loans	631	944
Other current liabilities	3,150	3,346
Total shareholders' equity, provisions and liabilities	**16,710**	**16,623**

Change in Shareholders' equity

MSEK

	January – March 2002	January – March 2001
Shareholders' equity, opening balance as per December 31	4,105	4,584
Cancellation of shares for transfer to unrestricted reserves and transfer to statutory reserve	-	(42)
Increase of unrestricted reserves from cancellation of shares and decrease from transfer to statutory reserve	-	42
Repurchase of own shares	-	(509)
Translation difference for the period	(107)	265
Net income for the period	361	297
Total shareholders' equity at end of period	**4,359**	**4,637**

Consolidated Cash Flow Statement in summary

MSEK	January – March 2002	January - March 2001
Cash flow from operations before changes in Working Capital	**820**	**487**
Cash flow from changes of Working Capital	(407)	(214)
Cash flow from operations	**413**	**273**
Investments		
Investments in property, plant and equipment	(167)	(132)
Sales of property, plant and equipment	81	2
Investments in intangibles	(2)	-
Investments in consolidated companies	-	(710)
Changes in financial receivables etc.	(20)	(3)
Cash flow from investments	**(108)**	**(843)**
Financing		
Changes in loans	91	3
Repurchase of shares	-	(509)
Other	-	29
Cash flow from financing	**91**	**(477)**
Cash flow for the period	**396**	**(1,047)**
Liquid funds at the beginning of the period	1,606	2,960
Translation difference attributable to liquid funds	(10)	20
Liquid funds at the end of the period	**1,992**	**1,933**

Quarterly data

MSEK	Q1/00	Q2/00	Q3/00	Q4/00	Q1/01	Q2/01	Q3/01	Q4/01	Q1/02
Sales, including tobacco tax	4,188	5,045	5,262	5,336	4,946	5,769	5,981	5,732	5,225
Less tobacco tax	(1,794)	(2,174)	(2,190)	(2,140)	(1,877)	(2,274)	(2,440)	(2,202)	(1,908)
Sales	**2,394**	**2,871**	**3,072**	**3,196**	**3,069**	**3,495**	**3,541**	**3,530**	**3,317**
Cost of goods sold	(1,385)	(1,654)	(1,776)	(1,832)	(1,738)	(1,941)	(1,957)	(1,991)	(1,765)
Gross profit	**1,009**	**1,217**	**1,296**	**1,364**	**1,331**	**1,564**	**1,584**	**1,539**	**1,552**
Sales and administrative expenses	(547)	(688)	(722)	(779)	(772)	(927)	(932)	(871)	(869)
Amortization, intangible assets	(55)	(66)	(78)	(82)	(80)	(78)	(94)	(89)	(83)
Shares in earnings of associated co.	8	8	4	(3)	12	6	4	6	5
	415	**471**	**500**	**500**	**491**	**555**	**562**	**585**	**605**
Items affecting comparability	-	-	-	-	-	-	(80)	-	-
Operating income	***415***	***471***	***500***	***500***	***491***	***555***	***482***	***585***	***605***
Net interest expense	(10)	(41)	(57)	(67)	(67)	(70)	(81)	(68)	(64)
Other financial items, net	(5)	(3)	7	0	21	0	0	(8)	(7)
Net financial items	(15)	(44)	(50)	(67)	(46)	(70)	(81)	(76)	(71)
Income after financial items	**400**	**427**	**460**	**433**	**446**	**485**	**401**	**509**	**534**
Income taxes	(139)	(138)	(151)	(128)	(143)	(155)	(128)	(163)	(171)
Minority interests	1	(3)	(3)	(5)	(5)	(6)	(8)	(4)	(2)
Net income for the period	***262***	***286***	***296***	***300***	***297***	***324***	***265***	***342***	***361***

Sales by product area

MSEK

	Q1/00	Q2/00	Q3/00	Q4/00	Q1/01	Q2/01	Q3/01	Q4/01	Q1/02
Snuff	459	531	529	552	528	642	629	658	672
Chewing Tobacco	282	318	311	316	314	365	349	349	344
Cigars	405	646	796	843	750	892	944	895	778
Pipe Tobacco & Accessories	173	184	205	200	205	245	247	236	190
Matches	391	414	429	478	425	408	421	436	460
Lighters	175	169	175	201	220	203	190	196	186
Other operations	509	609	627	606	627	740	761	760	687
Total	**2,394**	**2,871**	**3,072**	**3,196**	**3,069**	**3,495**	**3,541**	**3,530**	**3,317**

Operating income by product area

MSEK

	Q1/00	Q2/00	Q3/00	Q4/00	Q1/01	Q2/01	Q3/01	Q4/01	Q1/02
Snuff	209	241	254	250	214	235	242	259	290
Chewing Tobacco	89	83	72	87	89	99	90	94	106
Cigars	52	87	104	104	101	124	137	138	122
Pipe Tobacco & Accessories	49	52	58	54	59	64	62	51	42
Matches	25	18	24	23	44	44	46	49	65
Lighters	16	19	18	21	25	26	23	27	20
Other operations	(25)	(29)	(30)	(39)	(41)	(37)	(38)	(33)	(40)
Subtotal	**415**	**471**	**500**	**500**	**491**	**555**	**562**	**585**	**605**
Items affecting comparability	-	-	-	-	-	-	(80)	-	-
Total	**415**	**471**	**500**	**500**	**491**	**555**	**482**	**585**	**605**

Operating margin by product area

PERCENT

	Q1/00	Q2/00	Q3/00	Q4/00	Q1/01	Q2/01	Q3/01	Q4/01	Q1/02
Snuff	45.5	45.4	48.0	45.3	40.5	36.6	38.5	39.4	43.2
Chewing Tobacco	31.6	26.1	23.2	27.5	28.3	27.1	25.8	26.9	30.8
Cigars	12.8	13.5	13.1	12.3	13.5	13.9	14.5	15.4	15.7
Pipe Tobacco & Accessories	28.3	28.3	28.3	27.0	28.8	26.1	25.1	21.6	22.1
Matches	6.4	4.3	5.6	4.8	10.4	10.8	10.9	11.2	14.1
Lighters	9.1	11.2	10.3	10.4	11.4	12.8	12.1	13.8	10.8
Group	**17.3**	**16.4**	**16.3**	**15.6**	**16.0**	**15.9**	**15.9**	**16.6**	**18.2**

For further information, please contact:

Lennart Sundén, President and Chief Executive Officer	*office*	*+46 8 658 01 75*
Sven Hindrikes, Executive Vice President and Chief Financial Officer	*office* *mobile*	*+46 8 658 02 82* *+46 70 567 41 76*
Bo Aulin, Senior Vice President, Secretary and General Counsel	*office* *mobile*	*+46 8 658 03 64* *+46 70 558 03 64*
Emmett Harrison, Vice President, Investor Relations	*office* *mobile*	*+46 8 658 01 73* *+46 70 938 01 73*
Lin McKinnie, Vice President, Investor Relations (US)	*office* *mobile*	*+1 804 302 1912* *+1 917 592 7670*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWEDISH MATCH AB

Date: April 23, 2002

By: [signature]
Name: Lennart Sundén
Title: President and Chief Executive Officer